FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields expected to increase production by 4% to approximately 871koz during Q3 F2009

Johannesburg, 27 March 2009: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today updated its operational guidance for Q3 F2009. Attributable production for Q3 F2009 is expected to increase by 4% to approximately 871koz, with eight of the Group's nine mines increasing production during the quarter. Total cash cost for the Group is expected to improve by 3% to approximately US$470/oz and Notional Cash Expenditure (NCE[1]) by 13% to approximately US$670/oz.

South African Region

Attributable Q3 F2009 production from the South African mines is expected to increase by 3% to approximately 16,100kg (517koz), compared with 15,571kg (501koz) achieved in Q2 F2009, with the individual mines expected to perform as follows:

·   Driefontein is expected to increase by 11% to approximately 6,700kg (215koz);
·   Kloof is expected to increase by 15% to approximately 5,410kg (174koz);
·   South Deep is expected to increase by 2% to approximately 1,500kg (48koz); and
·   Beatrix is expected to decline by 25% to approximately 2,490kg (80koz.)

Despite the Christmas recess, the South African operations have improved performance by 3%. Kloof had been impacted by safety stoppages and Beatrix has been undergoing operational changes to address the mining mix and improve mining quality. Production at the South African operations is expected to improve quarter on quarter as Kloof and Beatrix reach steady state and South Deep builds up its production profile.

International Regions

Attributable Q3 F2009 production from the international mines is expected to increase by 4% to approximately 354koz, compared with 338koz achieved in Q2 F2009, with the individual mines expected to perform as follows:

·   Tarkwa is expected to increase by 9% to approximately 152koz;
·   Damang is expected to increase by 4% to approximately 53koz;
·   St Ives is expected to increase by 1% to approximately 110koz;

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9801
www.goldfields.co.za

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel   +508 358-0188
Mobile +857 241-7127
email   Willie.jacobsz@gfexpl.com

Investor Enquiries

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakils-Wagner@
        goldfields.co.za

Media Enquiries

Marritt Claassens
Tel   +27 11 562-9774
Mobile +27 (0) 82 307-3297
email   MarrittC@goldfields.co.za

Directors: A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah[#], C Carolus, R Dañino*, J G Hopwood, G Marcus, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Ghanaian, *Peruvian
Corporate Secretary: C Farrel

- Agnew is expected to increase by 10% to approximately 50koz; and
- Cerro Corona is expected to increase by 1% to approximately 62koz gold equivalent ounces.

International production was impacted mainly by a slower than expected build-up at Tarkwa, due to several commissioning problems experienced during January and February. These included the failure of a conveyor system which reduced the quantity of feed from the crusher to the SAG mill, as well as process flow problems which choked the thickeners at the new CIL plant, exacerbated by the fact that the pre-existing processing circuits are fully integrated with the new expansions. These problems have been resolved and the new plant has been operating on average at approximately 33,000 tons milled per day from the middle of March. At times the plant has exceeded the design capacity of 35,000 tons milled per day. Mining has been successfully ramped up to match production milling rates. Tarkwa is on track to achieve production of between 170koz and 175koz during Q4 F2009 and between 180koz and 190koz during Q1 F2010.

Nick Holland, Chief Executive Officer of Gold Fields, said:

"The important feature of Q3 F2009, is that our free cash flow margin, (free cash flow = revenue – NCE), is expected to increase to approximately 25%, up from the 2% reported in Q2 F2009.This demonstrates our ability to improve free cash flow on the back of increased production and higher gold prices."

"Gold Fields will in Q3 F2009, for the second consecutive quarter, show an increase in attributable production, and will be approximately 9% above the production low-point of 798koz reported in Q1 F2009. Further increases are expected in the quarters ahead."

"I am particularly pleased that Tarkwa has started to achieve consistency in its production rate at its upgraded design capacity of one million tons milled per month, and that Beatrix is on the road to recovery after a better production month during March. We remain committed to building up to our original production target of 1moz per quarter over the remainder of the calendar year, as Tarkwa achieves full production, Beatrix recovers off its low base, and South Deep builds up from its current level of approximately 200koz per annum to approximately 320koz during F2010."

Detailed results for Q3 F2009 will be published on 7 May, 2009, at 08:00am South African time.

[1] *NCE is operating costs plus all sustaining and project capital (brownfields exploration is included in NCE).*

ends

Enquiries:
Willie Jacobsz
Mobile: +857 241-7127
Nikki Catrakilis-Wagner
Mobile: +27 (0) 83 309 6720
Marritt Claassens
Mobile: +27 (0) 82 307-3297

About Gold Fields
Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable steady state production of approximately 4 million ounces per annum from nine operating mines in South Africa, Peru, Ghana and Australia. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), New Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 27 March 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs